UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Vitesse Semiconductor Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

928497304
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928497304

1	NAME OF REPORTING PERSON Raging Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,171,623*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,171,623*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,171,623*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%*
14	TYPE OF REPORTING PERSON PN

* Does not include shares of Common Stock underlying 8.00% Convertible Second Lien Debentures due 2014. See Item 5.

CUSIP NO. 928497304

1	NAME OF REPORTING PERSON Raging Capital Fund (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,319,504*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,319,504*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,319,504*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%*
14	TYPE OF REPORTING PERSON PN

* Does not include shares of Common Stock underlying 8.00% Convertible Second Lien Debentures due 2014. See Item 5.

CUSIP NO. 928497304

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,491,127*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,491,127*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,491,127*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%*
14	TYPE OF REPORTING PERSON OO

* Does not include shares of Common Stock underlying 8.00% Convertible Second Lien Debentures due 2014. See Item 5.

CUSIP NO. 928497304

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,491,127*
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,491,127*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,491,127*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%*
14	TYPE OF REPORTING PERSON IN

* Does not include shares of Common Stock underlying 8.00% Convertible Second Lien Debentures due 2014. See Item 5.

CUSIP NO. 928497304

1	NAME OF REPORTING PERSON Paul K. McWilliams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 928497304
1	NAME OF REPORTING PERSON Kenneth H. Traub
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 928497304

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Raging Capital Fund, LP, a Delaware limited partnership (“Raging Capital Fund”);

(ii)	Raging Capital Fund (QP), LP, a Delaware limited partnership (“Raging Capital Fund QP” and together with Raging Capital Fund, the “Raging Funds”);

(iii)	Raging Capital Management, LLC, a Delaware limited liability company (“Raging Capital”), who serves as the general partner of each of the Raging Funds;

(iv)	William C. Martin, who serves as the managing member of Raging Capital;

(v)	Paul K. McWilliams, a nominee for election to the Board of Directors of the Issuer (the “Board”); and

(vi)	Kenneth H. Traub, a nominee for election to the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of the Reporting Persons, other than Messrs. McWilliams and Traub, is Ten Princeton Avenue, Rocky Hill, NJ 08553.  Paul K. McWilliams’ principal business address is P.O. Box 25712, Overland Park, KS 66225.  Kenneth H. Traub’s principal business address is 116 Village Boulevard, Suite 200, Princeton, NJ 08540.

(c)           The principal business of each of the Raging Funds is investing in securities.  The principal business of Raging Capital is serving as the general partner of each of the Raging Funds.  The principal occupation of William C. Martin is serving as the managing member of Raging Capital.  The principal occupation of Paul K. McWilliams is serving as Editor of Next Inning Technology Research, a financial newsletter designed to help subscribers understand and leverage the opportunities available in the rapidly changing technology market.  The principal occupation of Kenneth H. Traub is serving as President and Chief Executive Officer of Ethos Management LLC, which specializes in investing in and advising undervalued companies to execute strategies to build and unlock stockholder value.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 928497304

(f)           The Raging Funds and Raging Capital are organized under the laws of the State of Delaware.  Messrs. Martin, McWilliams and Traub are each citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 3,491,127 Shares owned directly by the Raging Funds is approximately $8,711,818, including brokerage commissions.  The Shares owned directly by the Raging Funds were acquired with the working capital of the Raging Funds.  The aggregate purchase price of the $6,492,000 principal amount of the Debentures owned directly by the Raging Funds is approximately $5,382,130, including brokerage commissions.  The Debentures owned directly by the Raging Funds were acquired with the working capital of the Raging Funds.

The Raging Funds effect purchases of securities primarily through margin accounts maintained for them with prime brokers, which may extend margin credit to them as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 20, 2012, Raging Capital Fund, on behalf of itself and its affiliates, delivered a letter to the Issuer (the “Notice”) nominating Paul K. McWilliams and Kenneth H. Traub (together, the “Nominees”), as set forth therein, for election to the Board at the Issuer’s 2013 annual meeting of stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 25,803,508 Shares outstanding as of August 3, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2012.

As of the date hereof, Raging Capital Fund directly owned 1,171,623 Shares, constituting approximately 4.5% of the Shares outstanding.  By virtue of their relationships with Raging Capital Fund discussed in further detail in Item 2, each of Raging Capital and Mr. Martin may be deemed to beneficially own the Shares owned by Raging Capital Fund.

As of the date hereof, Raging Capital Fund QP directly owned 2,319,504 Shares, constituting approximately 9.0% of the Shares outstanding.  By virtue of their relationships with Raging Capital Fund QP discussed in further detail in Item 2, each of Raging Capital and Mr. Martin may be deemed to beneficially own the Shares owned by Raging Capital Fund QP.

CUSIP NO. 928497304

As of the date hereof, the Raging Funds directly owned an aggregate of $6,492,000 principal amount of the Debentures ($1,871,062 principal amount is directly owned by Raging Capital Fund and $4,620,938 principal amount is directly owned by Raging Capital Fund QP).  Such Debentures are convertible into an aggregate of 1,442,666 Shares, provided, however, that a holder of Debentures will only be entitled to exercise its conversion rights to the extent (and only to the extent) that the receipt of Shares upon exercise of the conversion right would not cause such holder (including its affiliates) to become, directly or indirectly, a “beneficial owner” (within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) of more than 9.99% of the Shares outstanding at such time.  The Raging Funds currently directly own in excess of 9.99% of the Shares outstanding.

As of the date hereof, neither Paul K. McWilliams nor Kenneth H. Traub directly owns any Shares.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the securities of the Issuer reported herein that he or it does not directly own.

(c)           On November 12, 2012, Paul K. McWilliams sold 250 Shares at a price per share of $2.22 in an open market transaction.  There were no transactions in the securities of the Issuer by the other Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 20, 2012, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, they agreed (i) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, (ii) to solicit proxies or written consents for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”), and (iii) that all expenses incurred in connection with the Solicitation shall be paid by Raging Capital or its affiliates.  A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

On November 20, 2012, Raging Capital entered into indemnification letter agreements with each of the Nominees pursuant to which it agreed to indemnify each of the Nominees from and against claims arising from the Solicitation and any related matters.  A copy of Paul K. McWilliams’ indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.  A copy of Kenneth H. Traub’s indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

On November 20, 2012, Raging Capital entered into compensation letter agreements with each of the Nominees pursuant to which it agreed to pay each of the Nominees $15,000 in cash upon the submission of the Notice.  Pursuant to the compensation letter agreements, each of the Nominees has agreed to use such compensation to acquire securities of the Issuer (the “Nominee Shares”) as set forth therein.  If elected or appointed to serve as a director of the Issuer, each of the Nominees has agreed not to sell, transfer or otherwise dispose of any Nominee Shares within two (2) years of his election or appointment as a director; provided, however, in the event that the Issuer enters into any merger, consolidation, business combination, sale of substantially all its assets or similar transaction with or involving a third party (a “Liquidity Event”), each of the Nominees may sell, transfer or exchange the Nominee Shares in accordance with the terms of such Liquidity Event.  In addition, if Mr. Traub is elected or appointed to serve as a director of the Issuer, he will be entitled to receive an amount equal to a specified percentage of the Net Profits (as defined in his agreement), realized or unrealized, as applicable, by the Raging Funds with respect to their investment in the securities of the Issuer through 2015 as set forth in his agreement.  A copy of Paul K. McWilliams’ compensation letter agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.  A copy of Kenneth H. Traub’s compensation letter agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

CUSIP NO. 928497304

The foregoing descriptions of all agreements are qualified in their entirety by reference to the full text of such agreements, which are attached as exhibits hereto.

Item 7.	Material to be Filed as Exhibits.

                               Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing and Solicitation Agreement by and among Raging Capital Fund, LP, Raging Capital Fund (QP), LP, Raging Capital Management, LLC, William C. Martin, Paul K. McWilliams and Kenneth H. Traub, dated November 20, 2012.

99.2	Indemnification Agreement by and between Raging Capital Management, LLC and Paul K. McWilliams, dated November 20, 2012.

99.3	Indemnification Agreement by and between Raging Capital Management, LLC and Kenneth H. Traub, dated November 20, 2012.

99.4	Compensation Agreement by and between Raging Capital Management, LLC and Paul K. McWilliams, dated November 20, 2012.

99.5	Compensation Agreement by and between Raging Capital Management, LLC and Kenneth H. Traub, dated November 20, 2012.

CUSIP NO. 928497304

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2012

Raging Capital Fund, LP

By:	Raging Capital Management, LLC General Partner

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Attorney-in-fact for William C. Martin, Managing Member

Raging Capital Fund (QP), LP

By:	Raging Capital Management, LLC General Partner

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Attorney-in-fact for William C. Martin, Managing Member

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Attorney-in-fact for William C. Martin, Managing Member

/s/ Frederick C. Wasch
Frederick C. Wasch as Attorney-in-fact for William C. Martin

/s/ Paul K. McWilliams
Paul K. McWilliams

/s/ Kenneth H. Traub
Kenneth H. Traub